ENCORE ENERGY PARTNERS LP
777 Main Street, Suite 1400
Fort Worth, Texas 76102
August 10, 2007
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Encore Energy Partners LP
Amendment No. 2 to Registration Statement on Form S-1
Filed July 16, 2007
File No. 333-142847
     This memorandum sets forth the responses of Encore Energy Partners LP (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letters dated August 7, 2007 (the “Comment Letters”) with respect to the Partnership’s registration statement on Form S-1 (File No. 333-142847). The changes described herein are incorporated in Amendment No. 3 to the Registration Statement (as amended, the “Registration Statement”), which has been filed with the Commission via EDGAR simultaneously with this memorandum. For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letters and set forth below such comment is our response.
Form S-1 filed July 16, 2007
Non-GAAP Financial Measures, page 16
1.	We note from your response to comment 4 of our letter dated July 11, 2007, that you believe it is important to maintain consistency between the way you report EBITDA and the way you are required to calculate EBITDA for purposes of your revolving credit agreement. Please expand your disclosure regarding the usefulness of the non-GAAP measure to disclose, if true, that the non-GAAP measure is consistent with that used in your revolving credit agreement. Otherwise, disclose the differences in the measure used by management and that used in your revolving credit agreement.

Response:

Consistent with our discussions with the Staff, we have revised pages 16 and 17 of the Registration Statement as requested.

2.	We note that your definition of EBITDA does not represent earnings before interest, taxes, depreciation and amortization. Please revise your characterization of the non-GAAP measure to clearly identify the earnings measure being used and all adjustments. For further guidance refer to answer #14 in our Frequently Asked

Questions Regarding the Use of Non-GAAP Financial Measures, which may be found at the following address: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm#ebit

Response:

Consistent with our discussions with the Staff, we have revised the Registration Statement to refer to “Adjusted EBITDA” instead of EBITDA.
Material Tax Consequences, page 160
3.	To eliminate any potential for ambiguity, plainly state counsel’s basic opinion, including that you will be treated as a partnership for federal income tax purposes. We note the reference at page 161 to the ensuing discussion being based on that opinion, but it does not appear to be stated in so many words.

Response:

We have revised page 160 of the Registration Statement as requested.
Exhibit 8.1
4.	Obtain and file a signed and dated opinion of counsel that indicates that the referenced disclosure “is” or “constitutes” the opinion of named counsel, rather than merely reflecting it. Also, we remind you of comment 1 from our comment letter dated July 11, 2007.

Response:

We have obtained and filed an opinion of counsel regarding tax maters that includes the Staff’s requested revisions.
Unaudited Pro Forma Financial Statements
Unaudited Pro Forma Statement of Operations for the Three Months Ended March 31, 2007, page F-4
5.	Please present the pro forma adjustments related to the initial public offering in a separate column from the pro forma adjustments related to the Elk Basin acquisition.

Response:

We have revised pages F-4 of the Registration Statement as requested.

Engineering Comments
Reserve Report as of December 31, 2006
1.	We note that your estimate your operating costs will decline from $14.3 million in 2007 to $5.3 million in 2027. Although production is estimated to also decline we are not aware of similar fields that are undergoing secondary and tertiary recovery operations to have experienced such a decline in operating costs. Typically, these costs will increase as water cuts increase. Explain to us the basis, and provide support, for a decline of this magnitude.

Response:

The estimates of our operating costs for secondary and tertiary recovery operations reflect an expected increase over time on a per barrel-of-oil equivalent basis. However, our production is expected to change from approximately 75% oil in 2007 to approximately 47% oil in 2026 based on estimates of current reserves owned by us and our current anticipated drilling and development programs.

The following table summarizes information from our reserve report for various properties, which has been revised in response to comments 2 and 4 below and which is being supplementally provided herewith.

	Production		Operating Costs		Operating Costs
	% of Total		% of Total		$/boe
	2007	2026	2007	2026	2007	2026
Elk Basin Tensleep	40	0	12	0	$2.90	$0.00
including plant costs			52	0	$12.69	$0.00
Elk Basin Madison	24	31	25	57	$9.94	$25.67
Other Big Horn	15	17	14	19	$8.90	$15.74
Permian	21	51	9	24	$4.12	$6.57

TOTAL	100	100	100	100	$9.64	$14.15
In 2026, only 31% of our production will result from secondary and tertiary recovery techniques. As described above, the percentage of total production associated with the Elk Basin Tensleep, which is a tertiary recovery project, will decrease from 40% in 2007 to zero in 2026, while the percentage of total production associated with the Elk Basin Madison field, which is a waterflood project, will only increase from 24% in 2007 to 31% in 2026.

Our Permian Basin properties, which are entirely gas production, will increase from 21% of total production in 2007 to 51% of total production in 2026. This increase in gas production as a percentage of total production will reduce the influence of secondary and tertiary recovery projects on total operating costs.

In the aggregate, our total production is expected to decline from 1.484 million barrels of oil equivalent in 2007 to .357 million barrels of oil equivalent in 2026, and operating costs are expected to decline from approximately $14.3 million to $5.1 million. On a per barrel-of-oil equivalent basis, operating costs are expected to increase from $9.64 in 2007 to $14.15 in 2026.

2.	We note that you have the development of unproved reserves scheduled as far out as fourteen years in the future. We believe that the classification of undeveloped reserves as proved should be limited to those reserves that will be developed no more than five years in the future. Therefore, pending further explanation please revise your document to remove those reserves not estimated to be developed within five years.

Response:

We have revised the Registration Statement to limit our proved undeveloped reserves to those reserves that will be developed no more than five years in the future for all periods presented.

3.	Please explain why it appears that you have forecasted the Big Horn Operated PDP reserves in the Frontier zone of the Elk and NW Elk Basins to decline at a shallower rate than the had in the past when they were declining.

Response:

There were 132 wells associated with the Big Horn Operated PDP reserves in the Frontier zone of the Elk and NW Elk Basin as of December 31, 2006. We started drilling wells in the first Frontier zone in 2000. Since 2000, a total of 33 wells have been drilled in these fields, which represent approximately 50% of total production for the period from 2000 to 2007. The 33 wells decline at a faster rate than can be expected of older wells and, therefore, exaggerate the aggregate production decline rate for all wells in these fields based on their combined contribution to total production. As these wells mature, the production decline rate in these fields will become shallower and their influence on the aggregate decline curve will decrease in line with historical well profiles for the fields.

We are supplementally providing production plots for the 2000 to 2003 drilling programs by year, which represent 28 wells of the 33 wells drilled since 2000. The plots show that in future periods the ultimate decline rate for the representative wells is between 5% and 10% relative to an average decline of 60% to 80% in the initial period.

4.	Please explain why you forecasted the oil rate for the non-operated Crockett County Texas Permian Basin fields to decline at a shallower rate than in the past.

Response:

We have revised the Registration Statement to remove oil reserves from the non-operated Crockett County properties for 2006.
     If you have any questions or need additional information, please call Robert C. Reeves, Chief Financial Officer of Encore Energy Partners GP LLC, at (817) 339-0918 or Sean T. Wheeler of Baker Botts L.L.P. at (713) 229-1268.

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